Mail Stop 6010									October 6,
2005

Susan Downing
President
Konigsberg Corporation
435 Martin Street
Suite 3220
Blaine, Washington 98230

Re:	Konigsberg Corporation
	Registration Statement on Form SB-2
      Filed August 15, 2005
	File Number 333-127571

 Dear Ms. Downing:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, p. 8
Because our president..., p.9
1. We note your response to prior comment 9 relating to the possibility that the company president may have interests that differ from minority stockholders. In addition to the language referencing amendments to the articles of incorporation, please consider including the possibility that (i) corporate combinations or similar transactions that might benefit minority stockholders may be rejected by the controlling stockholders to their detriment and (ii) the company president may have control over transactions between her and the company.

In addition, as currently written, your disclosure states that the company president may be able to "significantly influence" decisions.
Please revise this phrase to state that she will be able to "control" theses decisions.

Selling Stockholders, p. 8

2. We note your response to prior comment 10 stating that none of the selling shareholders or their affiliates are broker-dealers. However, this is different from saying that none of the selling shareholders are affiliates of broker-dealers, which our comment addressed. Accordingly, we are reissuing the comment.

Report of Independent Registered Public Accounting Firm, page F-2

3. We acknowledge your response to comment 14 per our letter dated September 8, 2005. We note that your independent accountant`s report remains unrevised and states that their audit was conducted in accordance with the "auditing standards" of the PCAOB, as opposed to
"the standards" of the PCAOB. We reissue our comment and again request that you please tell us how their report complies with paragraph 3 of PCAOB Auditing Standard No. 1. Based on the language used in the report, it is unclear whether the audit was conducted in accordance with the related professional practice standards of the PCAOB. Otherwise, please provide us with a report that complies with paragraph 3, as revised by your auditor.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

******

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202)
551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at
(202)
551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

cc:	Stephen O`Neill
	O`Neill Law Group PLLC
	435 Martin Street
	Suite 1010
	Blaine, WA 98230




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